UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 25

NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:
001-35690
001-35691
001-35687
001-35685
001-35688
001-35692
001-35689
001-35686
001-34554
 DIRECTV Holdings LLC
(as issuer)
DIRECTV Financing Co., Inc.
(as issuer)

DIRECTV, LLC DIRECTV Enterprises LLC DIRECTV Home Services, LLC LABC Productions, Inc.	DIRECTV Customer Services Inc. DIRECTV Group Holdings, LLC DIRECTV Merchandising Inc.
(as guarantors)
New York Stock Exchange
(Exact name of Issuer as specified in its charter; and name of Exchange where security is listed and/or registered)
 2260 E. Imperial Highway
El Segundo, California 90245
(855) 802-3473
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
2.750% Senior Notes due 2023 of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.
4.375% Senior Notes due 2029 of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.
5.200% Senior Notes due 2033 of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.
Guarantees of 2.750% Senior Notes due 2023, 4.375% Senior Notes due 2029, and 5.200% Senior Notes due 2033 of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. by DIRECTV (as predecessor guarantor to DIRECTV Group Holdings, LLC), DIRECTV, LLC, DIRECTV Enterprises LLC, DIRECTV Merchandising Inc., DIRECTV Customer Services Inc., DIRECTV Home Services, LLC, and LABC Productions, Inc.
 (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., DIRECTV Group Holdings, LLC (as successor guarantor to DIRECTV), DIRECTV, LLC, DIRECTV Enterprises LLC, DIRECTV Merchandising Inc., DIRECTV Customer Services Inc., DIRECTV Home Services, LLC, and LABC Productions, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

DIRECTV Holdings LLC

Date: October 30, 2015	By:	/S/ KEITH U. LANDENBEGER
	Name:	Keith U. Landenberger
	Title:	Senior Vice President

DIRECTV Financing Co., Inc.

Date: October 30, 2015	By:	/S/ KEITH U. LANDENBEGER
	Name:	Keith U. Landenberger
	Title:	Senior Vice President

DIRECTV Group Holdings, LLC (as successor guarantor to DIRECTV)

Date: October 30, 2015	By:	/	S/ KEITH U. LANDENBEGER
	Name:		Keith U. Landenberger
	Title:		Senior Vice President

DIRECTV, LLC

Date: October 30, 2015	By:	/	S/ KEITH U. LANDENBEGER
	Name:		Keith U. Landenberger
	Title:		Senior Vice President

DIRECTV Enterprises LLC

Date: October 30, 2015	By:	/	S/ KEITH U. LANDENBEGER
	Name:		Keith U. Landenberger
	Title:		Senior Vice President

DIRECTV Merchandising Inc.

Date: October 30, 2015	By:	/	S/ KEITH U. LANDENBEGER
	Name:		Keith U. Landenberger
	Title:		Senior Vice President

DIRECTV Customer Services Inc.

Date: October 30, 2015	By:	/S/ KEITH U. LANDENBEGER
	Name:	Keith U. Landenberger
	Title:	Senior Vice President

DIRECTV Home Services, LLC

Date: October 30, 2015	By:	/S/ KEITH U. LANDENBEGER
	Name:	Keith U. Landenberger
	Title:	Senior Vice President

LABC Productions, Inc.

Date: October 30, 2015	By:	/S/ KEITH U. LANDENBEGER
	Name:	Keith U. Landenberger
	Title:	Senior Vice President